

December 11, 2014

Via E-mail
Kevin T. Chin
Executive Chairman of the Board and Chief Executive Officer
Arowana Inc.
Level 11, 153 Walker Street
North Sydney, NSW 2060
Australia

> **Re: Arowana Inc.**
> **Amendments No. 1 and No. 2 to Registration Statement on Form S-1**
> **Filed November 24 and December 2, 2014, respectively**
> **File No. 333-199591**

Dear Mr. Chin:

We have reviewed your amended registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have supplementally provided an excerpt from the Southeast Asia Energy Outlook, with a portion marked as "B." Please clarify the portion of your prospectus to which this information relates.

2. We note your response to comments 5 and 12 in our letter dated November 20, 2014; however, your registration statement still includes reference to "public" warrants, including but not limited to the second complete risk factor on page 24, the reference to "redeemable public warrants" on page 81 and the paragraph regarding "private warrants" and "public warrants" on page 83. Please revise your disclosure accordingly.

The Offering, page 6

Term of the Rights, page 10

3. We note your response to comment 15 in our letter date November 20, 2014; however, if you are not the surviving entity of the business combination, it appears that the rights may not be exercisable pursuant to Section 3(a)(9) if there is not a registration statement in effect covering the exercise. Please highlight this issue in the prospectus summary and explain it in a risk factor.

4. We note your response to comment 16 in our letter date November 20, 2014. Please revise the disclosure in your prospectus to reflect the adjustment in the conversion ratio of the rights described in Section 4.5 of the Rights Agreement.

Shareholder approval of, or tender offer in connection with, initial business combination, page 12

5. We note your response to comment 18 in our letter date November 20, 2014. While we note your statement that your initial shareholders have agreed not to convert any public shares held by them into their pro rata share of the aggregate amount then on deposit in the trust account, please clarify whether such shares and/or the private shares will be included in determining each holder's pro rata amount. Please also revise your disclosure on page 58 accordingly.

Automatic Liquidation if No Business Combination, page 16

6. We note your response to comment 23 in our letter date November 20, 2014. Please file a copy of Mr. Chin's personal letter agreement, including the bracketed language in the letter agreement filed as Exhibit 10.1 to your registration statement. Please see Item 601 of Regulation S-K.

Risk Factors, page 20

We may amend the terms of the warrants in a way that may be adverse. . ., page 24

7. Please also disclose, here and in other applicable parts of your registration statement, that you may also amend the terms of the rights in a way that may be adverse to holders, along with any potential resulting consequences. In this regard, we note Section 7.8 of the Rights Agreement filed as Exhibit 4.5 to your registration statement.

In connection with any shareholder meeting. . ., page 29

8. We note your statement on page 29 that it may take two weeks for shareholders to obtain physical share certificates from their transfer agents. We also note your statement on page 59 that you "are required to provide at least 10 days' advance notice of any

shareholder meeting, which would be the minimum amount of time a shareholder would have to determine whether to exercise conversion rights." Please revise your risk factor to clearly state that the 10 days notice you require may not be sufficient for shareholders to exercise their conversion rights when delivery of a share certificate is required.

Use of Proceeds, page 40

9. We note your response to comment 29 in our letter dated November 20, 2014. Please include the fee as a line item in the chart on page 40, rather than a footnote.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Related Party Transactions, page 49

10. We note your response to comment 31 in our letter dated November 20, 2014. Please revise footnote 1 to the "Use of Proceeds" table to clearly state the total amount repayable to Arowana Partners Group Pty. Ltd. Please also revise your disclosure to state how you plan to repay the loan if the proceeds of the offering are not sufficient for this purpose or if you determine not to proceed with your IPO.

Proposed Business, page 52

Offering Structure, page 53

11. We note your response to comment 32 in our letter dated November 20, 2014; however, we still do not understand the basis for management's belief that you will be viewed more favorably than competitors because they most often include a warrant to receive a full share. Please revise your disclosure accordingly.

Conversion/Tender Rights, page 58

12. We note your response to comment 32 in our letter dated November 20, 2014; however, the previous section is still titled "Shareholders May Not Have the Ability to Approve an Initial Business Combination," while the last sentence of the first paragraph of this subsection still states that "[a] holder will always have the ability to vote against a proposed business combination and not seek conversion of his shares." Please revise your disclosure accordingly.

Principal Shareholders, page 74

13. We note that your initial shareholders hold an aggregate amount equal to 1,725,000 shares of your common stock; however, the beneficial ownership table reflects 1,681,876

shares currently outstanding. Please explain this discrepancy or revise your disclosure accordingly.

Description of Securities, page 80

Preferred Shares, page 81

14. We note your response to comment 49 in our letter dated November 20, 2014; however, we do not believe your disclosure has been revised to include all of your response. Please revise your disclosure accordingly.

Redeemable Warrants, page 81

15. Please expand your response to prior comment 52 to provide us your analysis of whether a holder could remove the beneficial ownership limitation without waiting 61 days by transferring the warrants to an affiliate. If the beneficial ownership limitation could be removed by such a transfer, it appears that the limitation clause in the warrant agreement would not have any effect on the holder's beneficial ownership for purposes of Section 13(d) of the Exchange Act, and you should revise your disclosure about the ownership limitation to make this clear.

Amended and Restated Memorandum and Articles of Association, page 88

16. Please disclose that the repurchase right detailed in the first bullet point of this section is subject to a 30% limit, pursuant to section 48.3 of Exhibit 3.1, your Amended and Restated Articles of Association.

17. Please provide all disclosure required by Regulation S-K Item 202(a)(5). We note for example that section 19.4 of Exhibit 3.1 appears to limit the ability to call special meetings to shareholders or groups of shareholders holding in aggregate at least ten percent of your shares.

Business Combination Marketing Agreement, page 104

18. If the payment per section 2 of Exhibit 1.2 is in addition to the 4% fee, please revise your disclosure here to clarify.

Item 16. Exhibits and Financial Statement Schedules, page II-2

Exhibit 3.1

19. Please explain how section 48.2 and 48.3 of your Amended and Restated Articles of Association work together. In particular, we note that the repurchase right in section 48.2

appears to be unlimited, while the repurchase right in section 48.3 appears to be subject to a 30% cap.

Exhibit 5.1

20. We note that the documents you have examined are limited to those named in the opinion. Counsel must examine all documents necessary to render the required opinions. Please ask counsel to include a statement that counsel has examined the enumerated documents and any other materials necessary and appropriate for counsel to render the required opinions.

21. The opinion that you filed relies on the legal conclusions in a director's certificate as the basis of its opinion. We note for example paragraphs 1, 3, 4, 5, 13 and 15 of the director's certificate. Please file an opinion of counsel that is based on counsel's legal conclusions.

22. The opinion that you file to satisfy your obligations pursuant to Regulation S-K Item 601(b)(5) should not assume conclusions of law which are a necessary requirement of the ultimate legality opinion. Also, counsel should not assume any of the material facts underlying the opinion or any readily ascertainable facts. In this regard, it is unclear why the issues assumed per sections 2.1, 2.2, 2.3, 2.6, 2.8 and 2.10 are appropriate. Please advise or file a revised opinion.

23. The opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) should not include a limitation on reliance such as in the penultimate sentence on page 5 of this exhibit. Please file a revised opinion accordingly.

Exhibit 5.2

24. We note that the paragraph numbered 1 through 4 address New York law. Please tell us the basis for your conclusion that the securities covered by the opinion are governed by New York law.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jarret Torno, Staff Accountant, at (202) 551-3703 or Jason Neithamer, Assistant Chief Accountant, at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: David Alan Miller, Esq.